Exhibit 99.2

ABOUT IDEX BIOMETRICS

IDEX Biometrics ASA is a leading developer of fingerprint identification and authentication solutions, based on patented and proprietary sensor technologies, integrated circuit designs, and software, targeting battery-less, card-based applications. We also may license our technologies to third parties. Manufacturing is outsourced to large and established semiconductor fabrication companies and established providers of manufacturing, assembly, and test services.

We are incorporated in Norway, where our ordinary shares are listed on the Oslo Børs. Additionally, we have American Depositary Shares listed on Nasdaq. Our corporate headquarters is in Oslo, and we have operations in Farnborough, England (U.K.), Rochester, New York (U.S.A.), Wilmington, Massachusetts (U.S.A.), and Shanghai, China.

Products and Technology

In 2020, we launched our next-generation solution, the TrustedBio® family of products and, in 2021, released the latest member of the product family, the TrustedBio Max. This third generation of products was specifically designed to substantially reduce biometric payment cards costs and manufacturing challenges, while significantly improving both performance and security.

Our products are based on a portfolio of proprietary technologies, many of which are patented, including fingerprint sensors, fingerprint ASICs (i.e., application specific integrated circuits executing a range of functions), biometric software and matching algorithms, card operating system and applet software, and remote enrollment solutions. Our fingerprint solutions can be used in dual interface, contactless-only, and contact only payment cards, offering a complete biometric authentication capability, integrating fingerprint image sensing, biometric processing, system power management, and encryption functions. We believe IDEX Biometrics offers the highest performing and most cost-effective fingerprint authentication solutions on the market.

Using our proprietary remote enrollment solutions, cardholders can easily store their fingerprints and activate their cards remotely (i.e., without the need to visit a bank branch or ATM), without communicating sensitive biometric information to third parties. We are also developing new approaches to enrolment, reducing costs, increasing security, and further simplifying the process. As with all of our innovations, we are committed to investing in patents and other intellectual property protection strategies that ensure that our products are, and remain, unique to the Company in our target markets.

Competitive Positioning

Our core competencies are based on proven expertise in biometric applications and include integrated system design, software development, circuit design, and manufacturing/packaging. We are adept at problem-solving and creative collaboration with customers and partners across the card industry supply chain.

Our mission is to provide differentiated solutions to customers, enabling those customers to meaningfully differentiate their own products. By pursuing differentiation, we seek to avoid the commoditization pressures that have characterized the broader market for stand-alone fingerprint sensors. With the redirection of our strategy in 2018, we have focused our competencies solely on the emerging market for biometrically-enabled authentication applications, primarily delivered in card form factors with no batteries (i.e., our solution is powered through harvesting electromagnetic energy emitted by point-of-sale terminals or other card reading devices using near-field communications (NFC) standards).

The Company’s solutions utilize a patented sensor design, which separates the fingerprint sensor into two components sharing a single package: a flexible, polymer-based sensor array and a separate ASIC (described above), delivering demonstrably superior performance and compelling economics. Our primary competitor in fingerprint sensors utilizes semiconductor-based image sensors, with no onboard authentication. Such sensors offer one-dimensional functionality, essentially capturing an image, rendering a bitmap, and transferring that bitmap to a third-party microprocessor for image processing and authentication functions. Biometrically-secured cards using competitors’ sensors must be designed to address this limited functionality, and such designs typically require multiple components (e.g., separate microprocessors (MCUs) for biometric functions and power harvesting/power management), while burdening the secure element (SE) microprocessor with computational tasks that require additional on-board memory and customized software development. Such cards can be notably slower in transaction time, in part because of the memory and power management challenges of the complex design.

Additional components and system customization contribute to higher card costs, manufacturing complexities, and development delays, the elimination of which is the foundation of the TrustedBio value proposition.

In January 2022, Samsung Electronics introduced a module integrating a SE, a biometric MCU, and a sensor. We welcome the competition, as we consider Samsung’s entry into the market as a confirmation of our own view of the compelling opportunity before us. We applaud the single-module design, as it is intended to reduce the complexity and costs of card manufacturing, following the roadmap we established with TrustedBio.

Our Opportunity

We are confident the development of the market for biometric payment cards is accelerating. The Company’s goal, since our strategic repositioning in 2018 to focus on card-based fingerprint authentication, has been to address the primary supply-side cause of delayed market development: the cost of a high-performance card. With TrustedBio, we believe IDEX offers a highly-differentiated level of performance at a compelling price point, positioning the Company to achieve its objective of becoming the leading provider of fingerprint biometric solutions for payment cards and adjacent market applications.

As of this writing, our customer, IDEMIA France S.A.S., has announced the launch of two Visa® credit cards based on the F.CODE platform, which utilizes our TrustedBio module. We expect an increasing number of similar announcements through 2022.

In July 2021, we announced the integration of the TrustedBio module and the SLC38, the latest SE from Infineon Technologies AG, the market leader in SEs for smart cards. Subsequently, we announced our development of a proprietary card operating system and the development by a third-party vendor of a customized inlay/antenna design, both of which are optimized for the TrustedBio / SLC38 reference design. As of March 31, 2022, we have announced six smart card design wins for this reference design, five of which utilize our card operating system and three of which utilize our custom inlay/antenna design.

Note Regarding the COVID-19 Pandemic

From March 2020 until May 2021, we ceased all travel and face-to-face meetings, and most staff were asked to work from home. Staff that needed to work at one of our facilities did so in line with local government guidelines. During the second quarter of 2021, we resumed corporate travel, although at a reduced level through the fourth quarter of 2021. We also relaxed our policies associated with remote work and office attendance, although we allow employees and contractors to make their own choices regarding how best to remain productive while remaining healthy and safe. We do not have a corporate vaccination policy, but we strongly encourage all employees and contractors to be vaccinated for COVID-19.

To date, we have not experienced any significant delays in development projects. However, the pandemic did cause certain, short-term delays in 2021, including delays in card certification and the temporary postponement of customer activities (e.g., the start-dates of certain biometric card pilots were delayed). We believe the uncertainties brought about by the pandemic have contributed to greater caution across the market segments we target, delaying customer commitments. As the pandemic abates, we anticipate such uncertainties will fade.

Until recently, authorities worldwide had been relaxing restrictions put in place to limit the spread of the virus, including limitations on international travel. However, during the first quarter of 2022, China reimposed strict restrictions on interpersonal contact, workplace access, and travel. As a consequence, a subcontractor we utilize is experiencing delays in production. While the subcontractor has expressed confidence that it will be able to meet its second quarter commitments to us, we are monitoring this situation closely. As of this writing, we cannot determine the impact, if any, on our shipping schedule for the second quarter of 2022 of any delayed shipments from the subcontractor.

CEO’S COMMENTS / COMMERCIAL HIGHLIGHTS

May 11, 2022

IDEX Biometrics reached an important milestone during the first quarter of 2022 when Rocker AB, a challenger bank based in Stockholm, Sweden, launched a Visa® credit card based on IDEMIA’s F.CODE© platform, which is secured by our TrustedBioTM fingerprint authentication module. This is the first commercial deployment of the F.CODE platform with our solution, and its popularity with Rocker’s customers has exceeded expectations.

After the close of the first quarter, in April 2022, IDEMIA announced the launch of a Visa credit card based on the F.CODE platform by manager.one, a collaboration of Banque Wormser Freres and software developer SaGa Corp., both of which are based in Paris, France. The manager.one service is an innovative, online expense management application for businesses. We anticipate an increasing number of payment card launches with other IDEMIA customers later this year.

Also during the first quarter of 2022, IDEX Biometrics announced three new design wins for our TrustedBio / SLC38 reference design, which we developed with Infineon Technologies AG. Since announcing this reference design in July 2021, we have recorded six substantive design wins with smart card manufacturers around the world. We expect these cards to come to market late this year and have the potential to contribute meaningfully to 2023 revenue. As our opportunity pipeline is very promising, we also expect additional design wins through 2022.

The successes of the IDEMIA F.CODE platform and our TrustedBio / SLC38 reference design are indicative of the demand from issuers and smart card manufacturers for turnkey solutions minimizing card development challenges and accelerating time-to-market. IDEMIA is a comprehensive solution provider for issuers and has integrated our TrustedBio module seamlessly into the F.CODE platform, which utilizes IDEMIA’s proprietary secure element and card operating system. This level of integration facilitates IDEMIA’s responsiveness to issuers, which we believe will be an increasingly important competitive advantage for IDEMIA as card-based fingerprint authentication becomes mainstream. Similarly, the tight integration of our TrustedBio module with the SLC38, Infineon’s latest secure element, enables faster and easier card development by smart card manufacturers. Five of the six design wins we have announced for this reference design will be utilizing our proprietary card operating system, optimized for the SLC38, and three of the six card manufacturers will be using an optimized inlay/antenna design we developed with a leading supplier of such components.

The IDEX Biometrics value proposition is based on the differentiated functionality and performance of our fingerprint authentication solutions and our distinctive systems engineering approach to offering integrated solutions addressing multiple customer needs. A critical customer need is a compelling total cost of ownership (“TCO”), which we seek to minimize through delivery of comprehensive, integrated solutions, which are enabled by our distinctive systems engineering capabilities. TCO represents the sum of the purchase prices of our products, which we believe are competitive, and the costs customers may encounter when implementing a fingerprint authentication solution in their own smart card designs. In contrast to vendors of individual elements of a solution, we have core competencies that enable us to contribute to lowering the costs and challenges of system design for customers, while accelerating their time-to-market. Our experience with IDEMIA and the encouraging uptake of our TrustedBio / SLC38 reference design represent confirmation, we believe, of the strength of our value proposition.

We also believe most smart card manufacturers could benefit from the TCO element of our value proposition, as many currently do not have the depth of resources and experience to develop a card-based fingerprint authentication solution on an expedited timeline. Design of such a solution can be challenging for the most sophisticated smart card manufacturer, given the stringent requirements for response time and accuracy, the inherent limitations of the form factor (e.g., processing capabilities and power availability), and the necessary integration of multiple components from disparate vendors. The high levels of integration and capabilities of our TrustedBio / SLC38 reference design, especially when delivered with our card operating system and optimized inlay/antenna, enables differentiated authentication performance (e.g., low latency, high accuracy, and high electrical efficiency), while reducing design, development, and manufacturing challenges for the smart card manufacturer, thereby reducing costs and time-to-market.

Emerging technology markets commonly are characterized by early-adopting customers that are willing to take on the risks of a new technology for the benefit of being a leader in that market. When that new technology reaches a level of maturity, reducing the risks of adoption, the emerging market frequently enters a period of sustained expansion, as the previously risky technology becomes mainstream and is broadly adopted by risk-averse customers. We believe the market for smart cards incorporating fingerprint authentication is following this pattern, and we see our delivery of turnkey solution designs as an important contributor to lowering the risks of adoption for both smart card manufacturers and issuers.

As stated, our opportunity pipeline is expanding, and we anticipate announcing numerous design wins across the remainder of 2022. As discussed earlier in this interim report, we are aware of production delays at one of our subcontractors, brought about by the recent reimposition of COVID-related restrictions by the Chinese government. The subcontractor has expressed confidence that it will be able to meet its second quarter commitments to us, but we are monitoring this situation closely. We continue to pursue opportunities in China, but current circumstances have significantly reduced our visibility. We remain hopeful that identified opportunities, particularly those associated with card-based e-CNY wallets, will resume development once the COVID-related restrictions end.

We acknowledge various factors beyond our control, such as bottlenecks in the semiconductor supply chain, have contributed to delays in customer production ramps, which may impact the timing of revenues across the coming quarters. However, we continue to have expectations for improving near-term circumstances, additional design wins, and increasing backlog.

Vince Graziani

Chief Executive Officer

FINANCIAL REVIEW

Statements of profit and loss

For the first quarter ended March 31, 2022, IDEX Biometrics recorded consolidated revenue of $989 thousand. Sequentially, first quarter revenue increased approximately 26% from the fourth quarter of 2021, reflecting the increased shipments to our primary customer in the payment card segment. By comparison, first quarter 2021 revenue was $624 thousand, for a year-over-year quarterly increase of 58%.

During the first quarter of 2022, the Company did not incur delays in customer shipments due to supply chain constraints within the semiconductor industry. As discussed above, China reimposed severe COVID-related restrictions during the first quarter of 2022, and, as a consequence, a subcontractor we utilize is experiencing delays in production. While the subcontractor has expressed confidence that it will be able to meet its second quarter commitments to us, we are monitoring this situation closely. As of this writing, we cannot determine the impact, if any, on our shipping schedule for the second quarter of 2022 of any delayed shipments from the subcontractor.

Total operating expenses for the first quarter of 2022, inclusive of Cost of materials, were $9.0 million, which was a decrease of 8% sequentially from the fourth quarter of 2021. Total operating expenses were $8.1 million in the first quarter of 2021, with the approximately 11% year-over-year increase associated with increased Cost of materials, driven by both higher sales and lower margins from initial shipments of payment cards. Also driving the increase were additional Research and development expenses and increased costs related to intellectual property filings.

Sequentially, Cost of materials increased 57%, reflecting increased sales and a shift in the mix of products shipped during the quarter. Cost of materials increased by $456 thousand, compared to $220 thousand for the first quarter of 2021, reflecting higher consumption of inventories associated with increased product sales.

Gross profit margin, as a percentage of revenue1, was approximately 32% for the first quarter of 2022, compared sequentially to approximately 45% in the fourth quarter of 2022. For the first quarter of 2021, a similarly calculated gross profit margin was approximately 65%, with the higher figure reflecting product mix. The lower margin for the first quarter of 2022 reflected a shift in mix to lower margin payment products and higher costs of wafers, assembly services, and certain components.

Compensation and benefits expenses totaled $5.0 million for the first quarter of 2022, down from $5.1 million for the first quarter of 2021, reflecting a decrease in share-based compensation expense, inclusive of employer taxes on share-based compensation.

Share-based compensation expense, which is non-cash, totaled $504 thousand for the first quarter of 2022, in contrast to $806 thousand recorded for the first quarter of 2021 and $1.0 million recorded for the fourth quarter of 2021. Quarterly variances in share-based compensation are attributable to the number of new subscription rights granted during a period, the number of outstanding subscription rights for which vesting (and, hence, expense recognition) has ended, and changes in the price of an Ordinary Share (which influences the calculated amount of our accrual of the estimated employer’s tax which will be due when a subscription right is exercised).

Our staff is made up of employees and individual contractors. On a full-time equivalent (FTE) basis, our staff totaled 108, 106, and 100 as of March 31, 2022, December 31, 2021, and March 31, 2021, respectively. The year-over-year increase of staff reflects net personnel additions in marketing and sales, which are associated with the organizational pivot of the Company from development activities to a commercial focus.

[1]

The gross profit and gross profit margin figures discussed herein are alternative performance measures (APM) under International Financial Reporting Standards (IFRS). The Company is a fabless developer of semiconductor-based products and outsources its manufacturing operations. The gross profit and gross profit margin is measured as Revenue less the Cost of materials, net of inventory change. The cost of materials is the purchased cost of manufactured finished goods shipped to customers. Supply chain staff compensation is included in Compensation and benefits, and expenses related to supply chain and procurement activities are included in Other operating expenses.

Research and development (R&D) expenses, as presented, include the costs of product development, prototype manufacturing, and pre-release product testing, but do not include the cost of employees engaged in R&D, which are presented in Compensation and benefits. R&D expenses also include, as offsets to expense, earned government grants in support of R&D activities. Timing of the receipt of such grants are subject to the completion of qualifying activities. Net R&D expenses, as presented, totaled $1.0 million for the first quarter of 2022, in contrast to $608 thousand for the first quarter of 2021 and ($144 thousand) for the fourth quarter of 2021. The Norwegian SkatteFUNN grants are recognised in the fourth quarter when projects have been approved and amount can be determined reliably.

Other operating expenses, primarily expenses associated with marketing, sales, and administrative activities, totaled $1.9 million for the first quarter of 2022, in contrast to $1.7 million for the first quarter of 2021. Other operating expenses totaled $2.1 million in the fourth quarter of 2021, reflecting higher professional services fees associated with our November 2021 private placement. The year-over-year increase is associated largely with higher marketing and sales costs, reflecting the expansion of our commercial activities.

Amortization and depreciation charges2 totaled $369 thousand for the first quarter of 2022, in contrast to $454 thousand for the first quarter of 2021 and $428 thousand for the fourth quarter of 2021. The decreased level of depreciation charges is primarily associated with lower depreciation of right-of-use assets.

Net financial items, consisting primarily of the net effect of currency adjustments and the net amount of interest income and interest expense, totaled expense of $120 thousand for the first quarter of 2022, in contrast to expense of $56 thousand recorded for the first quarter of 2021. Net financial items totaled to an expense of $1.2 million for the fourth quarter of 2021. The variation in net financial items between periods primarily is the result of fluctuations of the exchange rate of the U.S. Dollar to other currencies of countries in which IDEX Biometrics has operations.

[2]

Under IFRS 16 Leases, leased assets are capitalized, with corresponding assets and liabilities recorded on the Company’s Statements of financial position. As the Company presents operational expenses based on the nature of such expenses, payments on lease obligations are not recorded as Other operating expenses, but as a combination of Depreciation of right-of-use assets (a component of Amortization and depreciation expenses) and Interest expenses on lease liabilities (a component of Financial items). The amount of cash lease payments made by the Company is reported in the Consolidated statements of cash flows as Payments on lease liabilities (a component of Financing activities).

The Company has recorded no income tax expense for either of the first quarters of 2022 or 2021. An income tax expense of $90 thousand was recorded for the fourth quarter of 2021. While the Company operates at a loss and has a substantial tax loss carryforward position in Norway, it has not recognized to date any deferred tax assets in its Statement of financial position.

Net loss for the first quarter of 2022 totaled ($8.1 million), representing a loss per share of ($0.01), in contrast to a net loss of ($7.5 million) for the first quarter of 2021, representing a loss per share of ($0.01), and a net loss of ($10.3 million) for the fourth quarter of 2021, representing a loss per share of ($0.02).

Cash Flows

The Company incurred an operating cash deficit of ($8.4 million) for the first quarter of 2022, in contrast to operating cash deficits of ($6.9 million) for the first quarter of 2021 and ($7.6 million) for the fourth quarter of 2021. The increased cash deficit for the first quarter was a consequence of the quarter’s higher net loss and increases in accounts receivable and inventory.

Investing activities (i.e., capital expenditures) were not significant for these periods.

Total cash flow from financing activities, including the net proceeds from the issuance of shares and the net proceeds from the exercise of subscription rights, net of payments associated with lease liabilities and debt obligations, totaled $235 thousand for the first quarter of 2022, in contrast to $18.6 million for the first quarter of 2021.

IDEX Biometrics completed private placement transactions with net proceeds of approximately $28.5 million, $25.5 million, $8.0 million, and $10.0 million during the fourth quarter of 2021 (November 9, 2021), first quarter of 2021 (February 15, 2021), the fourth quarter of 2020 (November 9, 2020), and the second quarter of 2020 (May 11, 2020), respectively.

The Company’s cash balance totaled $25.5 million as of March 31, 2022, in contrast to $25.9 million as of March 31, 2021, and $33.8 million as of December 31, 2021.

Financial position

The largest assets held on the Company’s Statement of financial position as of March 31, 2022, were cash of $25.5 million and acquired intangible assets of $2.8 million, representing 74% and 8% of total assets, respectively. Total intangible assets included goodwill of $968 thousand.

IDEX Biometrics has developed intellectual property and has incurred product development costs, the value of which generally are not recorded on the Statement of financial position, as, in management’s judgment, such value does not satisfy accounting criteria for capitalization. No development costs were capitalized during the quarter ended March 31, 2022.

Tangible fixed assets, including the right-of-use value of leased assets, totaled, net of accumulated depreciation, $1.5 million as of March 31, 2022, in contrast to $2.4 million as of March 31, 2021. Tangible fixed assets are comprised of scientific and test equipment, engineering tools, leasehold improvements, office equipment, and furniture with useful lives of three to seven years.

Inventory totaled $2.0 million as of March 31, 2022, in contrast to $912 thousand as of March 31, 2021, and $1.2 million as of December 31, 2021. IDEX Biometrics is a fabless developer of semiconductor-based products, and its manufacturing operations are outsourced. Inventory consists of raw materials (primarily semiconductor components and substrates provisioned to the Company’s contract manufacturing partners), work-in-progress (primarily incomplete assemblies held by manufacturing partners), and finished goods (completed fingerprint sensing devices held by the Company and available for sale).

As a result of significant and uncertain lead times across the electronics industry, the Company may hold historically high quantities of raw materials from time to time to satisfy expected demand. Similarly, given recent uncertainties associated with wafer foundry capacity and contract manufacturer scheduling, the Company has and may continue to opportunistically order raw materials and carry relatively large quantities of finished goods so that customer delivery schedules can be met. While inventory levels likely will continue to expand as order backlog increases and expectations of higher orders and shipments increase, management does not believe such large quantities of inventory represent, for the foreseeable future, a material risk to the Company’s financial position.

Customer accounts receivable totaled $1.3 million as of March 31, 2022, in contrast to $537 thousand as of March 31, 2021, and $801 thousand as of December 31, 2021. The increase in accounts receivable was the result of increased product shipments during the first quarter of 2022. No customer accounts necessitated a bad debt reserve as of March 31, 2022.

Total short-term liabilities totaled $3.7 million as of March 31, 2022, compared to $3.8 million as of March 31, 2021, and $4.3 million as of December 31, 2021. Quarterly variations in short-term liabilities are the result of activity levels (e.g., increased accounts payable levels associated with higher purchases of inventories) and the timing of expense accruals and the settlement of obligations.

Net working capital (i.e., short-term assets, excluding cash, less short-term liabilities) totaled $4.0 million as of March 31, 2022, $3.2 as of March 31, 2021, and $2.9 million as of December 31, 2021. Should revenue continue to increase in the foreseeable future, as management anticipates, net working capital will increase, as levels of inventory and customer accounts receivable, partially offset by an increase in trade accounts payable, likely will rise with such an increase in revenue.

Equity totaled $31.0 million as of March 31, 2022, in contrast to $31.5 million as of March 31, 2021, and $37.7 million as of December 31, 2021. The net change year-over-year was primarily the result of the issuance of shares associated with the Company’s private placements during the period, offset by the net losses recorded for the four quarters.

In connection with its 2021 Annual Report, IDEX Biometrics allocated $46.0 million of Paid-in capital against Accumulated losses. Total equity was not affected by the allocation.

As of March 31, 2022, the Company had no debt to financial institutions or lenders.

Liquidity

As stated, the Company incurred an operating cash deficit of ($8.4 million) for the first quarter of 2022, in contrast to operating cash deficits of ($6.9 million) for the first quarter of 2021 and ($7.6 million) for the fourth quarter of 2021.

The primary operating cash items are the operating losses in each period, less non-cash expenses, including share-based compensation, depreciation, and amortization. Net working capital varies between quarters, mainly due to the timing of shipments, collections from customers, receipt of inventoried materials, and disbursements to vendors.

The Company incurred capital expenditures of $51 thousand for the first quarter of 2022, in contrast to capital expenditures of $70 thousand for the first quarter of 2021, and $12 thousand for the fourth quarter of 2021.

The Company’s balance sheet solvency, defined as the value of cash and accounts receivable, less short-term liabilities, totaled $24.5 million as of March 31, 2022, in contrast to $25.0 million as of March 31, 2021, and $31.8 million as of December 31, 2021.

U.S. regulatory matters

On February 26, 2021, the Company’s securities registration statement on Form F-1 was declared effective by the U.S. Securities and Exchange Commission (SEC). This filing was associated with the listing of 800,000 American Depositary Shares (each representing 75 of the Company’s ordinary shares, which are listed on the Oslo Børs) on the Nasdaq Capital Market.

Pursuant to the Jumpstart Our Business Startups Act of 2012 (JOBS Act), IDEX Biometrics is considered an “emerging growth company,” and thereby is exempt from various certain U.S. reporting requirements. These exemptions allow for reduced disclosure in periodic U.S. filings and deferral of the auditor attestation requirements of Section 404(b) of the U.S. Sarbanes-Oxley Act of 2002. The Company will remain an emerging growth company until 2025, unless it reaches certain revenue, market capitalization, or debt issuance thresholds beforehand. As of March 31, 2022, the Company continued to be considered an emerging growth company.

Similarly, the Company is considered a “foreign private issuer” pursuant to SEC rules, promulgated under the U.S. Securities Exchange Act of 1934, as amended, (Exchange Act). As such, the Company is not required, among various exemptions, to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. registrants.

Notably, IDEX Biometrics currently is not required to file quarterly reports with the SEC on Form 10-Q or current reports on Form 8-K. The Company is required to file a Form 6-K in association with the disclosure of significant events, including the filing of this report with Norwegian regulatory authorities.

Companies utilizing the foreign private issuer exemptions must confirm their status at the conclusion of their second fiscal quarter, which, for the Company, is June 30. To maintain such status, a majority of the Company’s voting securities must be either directly or indirectly owned of record by non-residents of the U.S., or the following criteria must be met: (i) a majority of the Company’s executive officers or directors cannot be U.S. citizens or residents; (ii) more than 50% of the Company’s assets must be located outside the U.S.; and (iii) the Company’s business must be administered principally outside the U.S. As of June 30, 2021, the Company met the criteria to remain considered a foreign private issuer.

May 11, 2022

The Board of Directors of IDEX Biometrics ASA

CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

		Quarters		Full year
Amounts in USD 000s	Note	Q1 2022	Q1 2021	2021
Operating revenue
Product revenue	4	989	623	2,837
Service revenue	4	—	1	3

Total revenue		989	624	2,840

Operating expenses
Cost of materials, net of inventory change		676	220	1,254
Compensation and benefits	5	4,978	5,101	21,107
Research and development	6	1,029	608	2,680
Other operating expenses	7	1,938	1,713	7,347
Amortization and depreciation	8	369	454	1,802

Total operating expenses		8,990	8,096	34,190

Loss from operations		(8,001)	(7,472)	(31,350)

Financial income	9	6	5	11
Financial cost	9	(126)	(61)	(1,123)

Loss before tax		(8,121)	(7,529)	(32,462)

Income tax benefit (expense)	10	—	—	(90)

Net loss for the period		(8,121)	(7,529)	(32,552)

Loss per share, basic and diluted	11	(0.01)	(0.01)	(0.04)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Quarters		Full year
Amounts in USD 000s	Q1 2022	Q1 2021	2021
Net loss for the period	(8,121)	(7,529)	(32,552)
Foreign currency translation differences	297	(91)	10

Total comprehensive income (loss) for the period, net of tax	(7,824)	(7,620)	(32,542)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Amounts in USD 000s	Note	March 31, 2022	March 31, 2021	December 31, 2021
Assets
Non-current assets
Goodwill		968	969	968
Intangible assets		1,846	2,323	1,965

Total intangible assets		2,814	3,292	2,933

Property, plant and equipment		1,228	1,612	1,301
Right-of-use assets		224	812	357
Non-current receivables		80	79	87

Total non-current assets	8	4,346	5,795	4,678

Current assets
Prepaid expenses		867	1,088	851
Inventory	13	2,010	912	1,234
Accounts receivable, trade		1,306	537	801
Accounts receivable, other		671	1,277	703
Cash and cash equivalents		25,532	25,892	33,759

Total current assets		30,386	29,706	37,348

Total assets		34,732	35,501	42,026

Equity and liabilities
Equity
Share capital		20,446	18,760	20,410
Share premium		9,768	27,865	9,452
Other paid-in capital		22,194	19,470	21,414

Total paid-in capital	12	52,408	66,095	51,276
Foreign currency translation effects		(12,015)	(12,413)	(12,312)
Accumulated loss		(9,360)	(22,216)	(1,239)

Total equity		31,033	31,466	37,725

Non-current liabilities
Non-current lease liabilities		7	238	11

Total non-current liabilities		7	238	11

Current liabilities
Accounts payable		813	593	685
Current lease liabilities		228	610	362
Public duties payable		365	302	393
Other current liabilities		2,286	2,292	2,850

Total current liabilities		3,692	3,797	4,290

Total liabilities		3,699	4,035	4,301

Total equity and liabilities		34,732	35,501	42,026

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Amounts in USD 000s	Note	Share capital	Share premium	Other paid-in capital	Foreign currency translation effects	Accumulated loss	Total equity
Balance at January 1, 2022		20,410	9,452	21,414	(12,312)	(1,239)	37,725
Mar 9th: Share issue	12	6	15	—	—	—	21
Employee Share Purchase Program	5,7,12	30	301	—	—	—	331
Share-based compensation	5,7,12	—	—	780	—	—	780
Loss for the period		—	—	—	—	(8,121)	(8,121)
Other comprehensive income		—	—	—	297	—	297

Balance at March 31, 2022		20,446	9,768	22,194	(12,015)	(9,360)	31,033

		20,446	9,768	22,194	(12,015)	(9,360)	31,033

Balance at January 1, 2021		17,251	3,608	18,664	(12,322)	(14,687)	12,514
Feb 15th: Share issue	12	1,485	24,028	—	—	—	25,513
Mar 10th: Share issue	12	5	20	—	—	—	25
Employee Share Purchase Program	5,7,12	19	209	—	—	—	228
Share-based compensation	5,7,12	—	—	806	—	—	806
Loss for the period		—	—	—	—	(7,529)	(7,529)
Other comprehensive income		—	—	—	(91)	—	(91)

Balance at March 31, 2021		18,760	27,865	19,470	(12,413)	(22,216)	31,466

Balance at January 1, 2021		17,251	3,608	18,664	(12,322)	(14,687)	12,514
Feb 15th: Share issue	12	1,485	24,070	—	—	—	25,555
Mar 10th: Share issue	12	5	20	—	—	—	25
May 12th: Share issue	5,7,12	10	—	—	—	—	10
Aug 20th: Share issue	12	6	31	—	—	—	37
Nov 12th: Share issue	12	1,601	27,084	—	—	—	28,685
Employee Share Purchase Program	5,7,12	52	639	—	—	—	691
Share-based compensation	5,7,12	—	—	2,750	—	—	2,750
Loss for the period		—	—	—	—	(32,552)	(32,552)
Allocation of Share Premium		—	(46,000)	—	—	46,000	—
Other comprehensive income		—	—	—	10	—	10

Balance at December 31, 2021		20,410	9,452	21,414	(12,312)	(1,239)	37,725

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Quarters		Full year
Amounts in USD 000s	Note	Q1 2022	Q1 2021	2021
Operating activities
Loss before tax		(8,121)	(7,529)	(32,462)
Amortization and depreciation expense	8	369	454	1,802
Share-based compensation expense		780	806	2,750
Other non-cash operating expenses		142	(218)	95
Increase in inventories		(776)	(52)	(375)
Increase in accounts receivables		(505)	(50)	(314)
(Increase) decrease in accounts payable		129	(39)	53
Change in other working capital items		(426)	(247)	482
Interest expense	9	(6)	(5)	(11)
Change in income taxes		—	—	447

Net cash flow used in operating activities		(8,414)	(6,880)	(27,533)

Investing activities
Purchases of property, plant and equipment	8	(51)	(70)	(141)
Settlements of non-current receivables		6	—	—
Payments on non-current receivables		—	(4)	(13)
Interest received	9	6	4	11

Net cash flow used in investing activities		(39)	(70)	(143)

Financing activities
Net proceeds from issuance of shares		369	25,755	54,992
Payments on lease liabilities	8	(134)	(215)	(844)
Net cash flow from financing activities		235	25,540	54,148

Net change in cash and cash equivalents		(8,218)	18,590	26,472

Effect of foreign exchange rate changes		(9)	4	(11)
Opening cash and cash equivalents balance		33,759	7,298	7,298

Cash and cash equivalents at period end		25,532	25,892	33,759

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL

STATEMENTS

1	The Company and its business

IDEX Biometrics ASA (the Company) specializes in the design, development, and sale of fingerprint identification and authentication solutions based on patented and proprietary sensor technologies, circuit designs, software and algorithms, and enrolment techniques. IDEX Biometrics’ largest potential market is the biometric payment card market. The Company is a public limited liability company incorporated and domiciled in Norway. The address of the head office is Dronning Eufemias gate 16 at NO-0191 Oslo, Norway. There is one class of ordinary (i.e., common) shares, and all shares have equal rights. The Company’s Ordinary Shares are listed on the Oslo Børs, the stock exchange in Oslo, Norway, under the ticker IDEX. As of March 1, 2021, the Company registered 60,000,000 Ordinary Shares with the U.S. Securities and Exchange Commission, in association with the listing of 800,000 American Depositary Shares (each representing 75 of the Company’s Ordinary Shares) on the Nasdaq Capital Market, under the ticker IDBA.

IDEX Biometrics has wholly-owned subsidiaries in the United States, the United Kingdom, and China. The subsidiaries provide technical development services, sales facilitation, marketing assistance, and/or logistics processing for the parent company.

2	Basis of preparation and accounting policies

These Consolidated interim financial statements for the three -month period ended March 31, 2022, have been prepared in accordance with IAS 34 Interim Financial Reporting and have not been subject to audit. These interim financial statements should be read in conjunction with the audited annual financial statements for the year ended December 31, 2021, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union. The accounting policies applied herein are consistent with those applied in the preparation of the annual financial statements for the year ended December 31, 2021. Amounts presented may not sum precisely due to rounding.

IDEX Biometrics operates in one operating segment, fingerprint imaging and recognition technology, and these interim financial statements present the full consolidation of the accounts of the Company and all subsidiaries, reflecting this operational focus.

Pursuant to IAS 1 Presentation of Financial Statements, a going concern assumption has been applied in the preparation of these interim financial statements.

These interim financial statements and the accompanying report were approved by the Board of Directors on May 11, 2022.

3	Risks

It is the duty of the Board of Directors to present the principal risks facing the Company in the conduct of its business. The Company’s major risk is its business risk, broadly meaning risks to its ability to generate revenue and earn profit. Future revenue generation will depend, among other such risks, on the Company’s ability to market and profitably deliver products on a sustained basis, its ability to legally protect its intellectual property rights, its ability to scale its operations to maximize efficiencies, and its ability to retain current employees and to attract new employees. The ability to generate future revenue is also highly dependent on the pace of development of the market for biometric payment cards, which remains in an early stage.

The Company’s assets primarily consist of cash, working capital, and intangible assets. As of March 31, 2022, the Company had no indebtedness to financial institutions or other third-party lenders. The Company maintains liquidity by investing available funds in readily accessible, floating-interest rate bank accounts. The Company’s exposure to currency exchange rate changes is managed by maintaining an appropriate mix of cash deposits in the various currencies it utilizes for its operations. The Company does not engage in any active hedging strategies. The U.S. Dollar is the dominant currency of the Company’s receivables and payables.

During the first quarter of 2022, the Company experienced vendor shipment delays associated with supply chain constraints within the semiconductor industry. The delays did not reduce first quarter revenue, but continued supply chain constraints may affect future inventory planning and timing of customer shipments. Semiconductor component availability may become a more significant risk factor as the Company’s backlog and unit volumes expand, as anticipated.

COVID-19 RISK:

The future progression of the COVID-19 pandemic and its effects on the Company’s business and operations are unknown and not predictable. There have not been any significant delays in development projects due to COVID-19. However, the pandemic did cause certain, short-term delays in 2020, 2021, and 2022, including card certifications and the temporary postponement of customer activities (e.g., the start date of certain biometric card pilots).

The Company continues to monitor the potential impact of COVID-19 on its business and consolidated financial statements. During the second quarter of 2021, many restrictions on interpersonal contact, workplace access, and travel were relaxed or terminated. However, during the fourth quarter of 2021 and the first quarter of 2022, the emergence of the “Delta” and “Omicron” variants and other problematic strains of the COVID-19 virus caused authorities worldwide to reconsider steps to limit the spread of these more contagious strains of the virus. Should governments in the countries in which IDEX Biometrics operates reimpose restrictions on interpersonal contact, workplace access, and travel, it may experience reduced productivity, and customers and potential customers may delay orders.

4	Revenue from contracts with customers

The Company records revenue from the sale of biometric fingerprint sensor products and the delivery of technical development and other engineering services to its customers. Product-related revenue is recognized upon shipment, generally on an Incoterms EXW (i.e., ex-works) basis. Revenue is recognized according to the criteria of IFRS 15 Revenue from Contracts with Customers.

The balances of customer accounts receivable as of March 31, 2022, March 31, 2021, and December 31, 2021, were $1.3 million, $537 thousand, and $801 thousand, respectively. There were no contract asset or contract liability balances at either of these dates.

	Quarters		Full year
Amounts in USD 1,000	Q1 2022	Q1 2021	2020
EMEA	944	612	2,807
Americas	4	—	—
Asia-Pacific	41	11	30

Product revenue	989	623	2,837

EMEA	—	1	3
Americas	—	—	—
Asia-Pacific	—	—	—

Service revenue	—	1	3

Total revenue	989	624	2,840

5	Compensation and benefits

	Quarters		Full year
Amounts in USD 1,000	Q1 2022	Q1 2021	2021
Salary, payroll tax, benefits, other	4,474	4,295	18,197
Share-based compensation	504	806	2,910

Payroll expenses	4,978	5,101	21,107

Compensation and benefit expenses consist of costs for direct employees of the Company. Individual contractors are classified as Research and development expenses or Other operating expenses, as applicable.

The table below sets forth the number of employees and individual contractors by their function. Certain individuals are classified as contractors because they live in countries in which the Company does not have a formal business presence.

	March 31, 2022		December 31, 2021		March 31, 2021
	Employees	Contractors	Employees	Contractors	Employees	Contractors
Research and development	75	8	77	8	70	6
Marketing and sales	9	11	6	9	8	5
General and administrative	8	1	8	1	8	2
Supply chain and distribution	2	—	2	—	6	—

Total staff	94	20	93	18	92	13

Under IFRS, the presentation format of the Consolidated statement of profit and loss is not prescribed. Since the Company was established, management has elected to present operating expenses by their nature, in contrast to their function. Accordingly, Compensation and benefits expenses, as presented, includes the compensation and benefit costs for all employees. Cost of materials, net of inventory change, as presented, does not include the cost of personnel engaged in supply chain and distribution activities, Research and development expenses, as presented, does not include the cost of personnel assigned to departments engaged in research and development activities, and Other operating expenses, as presented, does not include the cost of personnel assigned to marketing, sales, general, and administrative activities.

6	Research and development expenses

Research costs are expensed when incurred. Development costs are expensed unless they qualify for capitalization. The Company’s patents and other intellectual property rights created are capitalized and recorded on the Statement of financial position only if they satisfy the criteria for capitalization. The Company has not capitalized development costs in any of the periods presented. Development costs related to the creation of intellectual property have been expensed when incurred.

	Quarters		Full Year
Amounts in USD 1,000	Q1 2022	Q1 2021	2021
Gross R&D expenses	1,029	608	3,356
Government grants credited to cost	—	—	(676)

Net R&D expenses	1,029	608	2,680

UK tax relief is recorded as grants and credited to Research and development expenses. Government support is recognized when it is probable the Company will qualify and receive support, and the amount can be measured reliably. Norwegian SkatteFUNN grants are recorded in the fourth quarter each year.

7	Related party transactions

The chair of the Board of Directors, Morten Opstad, is a partner in the law firm Advokatfirma Ræder AS (Ræder). Ræder provided legal services to the Company during the first three months of 2022, resulting in charges of $46 thousand. Mr. Opstad’s work on behalf of the Company beyond his Director duties is invoiced by Ræder.

Lawrence J. Ciaccia, a member of the Board of Directors, has served on the Company’s Strategy Advisory Council (SAC) since 2014, and is compensated $15 thousand per year for such service. Mr. Ciaccia also provides to the Company, pursuant to a written agreement, other consulting services, outside of his service on the SAC, for a fixed fee of $50 thousand per year.

8	Non-current assets

Amounts in USD 1,000	Goodwill	Intangible assets	Property, Plant, and Equipment	Right-of-use assets	Non-current receivables	Total non- current assets
Balance at January 1, 2022	968	1,965	1,301	357	87	4,678
Additions	—	—	51	—	—	51
Settelements	—	—	—	—	(6)	(6)
Depreciation and amortization	—	(119)	(121)	(129)	—	(369)
Effects of changes in foreign currency	—	—	(3)	(4)	(1)	(8)

Balance at March 31, 2022	968	1,846	1,228	224	80	4,346

Balance at January 1, 2021	968	2,442	1,667	1,016	75	6,168
Additions	—	—	70	—	4	74
Depreciation and amortization	—	(119)	(126)	(209)	—	(454)
Effects of changes in foreign currency	1	—	1	5	—	7

Balance at March 31, 2021	969	2,323	1,612	812	79	5,795

Balance at January 1, 2021	968	2,442	1,667	1,016	75	6,168
Additions	—		142	158	13	313
Depreciation and amortization	—	(477)	(507)	(818)	—	(1,802)
Effects of changes in foreign currency			(1)	1	(1)	(1)

Balance at December 31, 2021	968	1,965	1,301	357	87	4,678

Acquired intangible assets and intellectual property rights have been capitalized at the time of acquisition. These assets are depreciated over their respective economic lives. The major items depreciate over 9.5 years and 17.3 years from acquisition, through July 2024 and to the end of 2030, respectively. Goodwill is not amortized, but is tested for impairment at least annually or more frequently, if circumstances merit. The Company is one cash generating unit for purposes of impairment testing.

9	Financial items

	Quarters		Full year
Amounts in USD 1,000	Q1 2022	Q1 2021	2021
Interest income	6	5	11
Currency exchange gain	—	—	—

Total financial income	6	5	11

Interest expenses on lease liabilities	4	11	31
Currency exchange loss	122	50	1,092

Total financial expense	126	61	1,123

10	Income tax expense

As of December 31, 2021, the Company had significant accumulated tax losses. No deferred tax asset associated with these accumulated tax losses has been recorded on the Statement of financial position, as there is not sufficient evidence that taxable profit will be generated, against which the unused tax losses could be applied. There are no restrictions as to how long tax losses may be carried forward in Norway.

11	Loss per share

	Quarters		Full year
	2022	2021	2021
Profit (loss) attributable to the shareholders (USD 1,000)	(8,121)	(7,529)	(32,552)
Weighted average basic number of shares	1,011,119,376	870,493,893	918,847,427
Weighted average diluted number of shares	1,026,667,785	898,451,048	940,433,535

Profit (loss) per share, basic and diluted	USD (0.01)	USD (0.01)	USD (0.04)

The profit or loss per share is calculated by dividing the profit (loss) for the period by the weighted average number of ordinary shares outstanding for the period. Loss per share is calculated per basic share (i.e., without consideration for the dilutive effect of exercisable subscription rights).

12	Shares and subscription rights

Number of financial instruments	Incentive subscription rights	Shares
Balance at January 1, 2022	71,756,397	1,010,388,454
Mar 3rd: Share issue		394,409
Employee Stock Purchase Plan		1,765,791
Granted incentive subscription rights	8,089,200
Exercised incentive subscription rights	(394,407)
Expired/forfeited incentive subscription rights	(1,150,733)

Balance at March 31, 2022	78,300,457	1,012,548,654

Balance at January 1, 2021	56,344,093	832,146,748
Feb 15th: Share issue		83,214,674
Mar 10th: Share issue		298,884
Employee Stock Purchase Plan		1,060,179
Granted incentive subscription rights	934,900
Exercised incentive subscription rights	(246,734)
Expired/forfeited incentive subscription rights	(728,050)

Balance at March 31, 2021	56,304,209	916,720,485

Balance at January 1, 2021	56,344,093	832,146,748
Feb 15th: Share issue		83,214,674
Mar 10th: Share issue		298,884
May 12th: Issued shares in lieu of board remuneration		535,583
Aug 20th: Share issue		365,280
Nov 12th: Share issue		90,881,266
Employee Stock Purchase Plan		2,946,019
Granted incentive subscription rights	21,885,200
Exercised incentive subscription rights	(4,705,015)
Expired/forfeited incentive subscription rights	(1,767,881)

Balance at December 31, 2021	71,756,397	1,010,388,454

From time to time, on a discretionary basis, IDEX Biometrics awards subscription rights for the purchase of Ordinary Shares to employees and individual contractors, pursuant to the terms of an annual subscription rights program approved by shareholders at that year’s annual general meeting (AGM). Such subscription rights are denominated in Norwegian Krone. Unless specifically resolved otherwise by the Board of Directors, 25% of each grant of subscription rights vests per year, beginning on the 15th of the month prior to the month of the grant, and the grant expires on the fifth anniversary of the AGM at which it was granted. Unvested subscription rights terminate on the holder’s last day of employment or termination of contract. Vested subscription rights may be exercised up to 90 days after such termination date. The weighted average exercise price of outstanding incentive subscription rights on March 31, 2022, was NOK 1.45 per share.

The fair value at grant date of a subscription right awarded to an employee is expensed over the vesting period of each tranche of the grant. The fair value of each tranche of a subscription right is determined using a Black-Scholes option pricing model, based on Ordinary Share prices quoted on the Oslo Børs and published interest rates. The Company’s social security tax obligations related to share-based remuneration are recorded on each balance sheet date, based on the earned value of the subscription rights outstanding, and the adjustment to the accrued balance is recorded as cost.

Since September 1, 2020, IDEX Biometrics has operated an employee stock purchase plan (ESPP), whereby employees may elect to invest a portion of their after-tax compensation in newly issued ordinary shares. Employees make payroll contributions to the ESPP over the course of six-month contribution periods, after which they purchase shares at a 15% discount to the lesser of the share price at the beginning and ending of the offering period. On March 1, 2022, employees acquired 1,765,791 shares at NOK 1.70 per share.

The fair value at grant date of ESPP shares are expensed over the course of the six-month contribution period. The fair value is determined using a Black-Scholes option pricing model, based on share prices quoted on the Oslo Børs and published interest rates.

13	Inventory

Amounts in USD 1,000	March 31, 2022			March 31, 2021			December 31, 2021
	Cost	Reserves	Net	Cost	Reserves	Net	Cost	Reserves	Net
Raw Materials	659	—	659	457	(59)	398	562	—	562
Work in progress	502	—	502	49	—	49	107	—	107
Finished Goods	855	(6)	849	465	—	465	570	(5)	565

Total Inventory	2,016	(6)	2,010	971	(59)	912	1,239	(5)	1,234

Inventory, consisting of raw materials (primarily semiconductor components and substrates provisioned to the Company’s contract manufacturing partners), work-in-progress (primarily incomplete assemblies held by manufacturing partners), and finished goods (completed fingerprint sensing devices held by the Company and available for sale), is valued at the lower of cost or recoverable value, reflecting reserves based on aging and obsolescence. Period to period variations in reserve balances are caused by differences in the times between the identification of an impairment (i.e., the calculation of a reserve charge) and the physical disposal of the inventory in question. As of March 31, 2022, the Company maintained an inventory reserve of $6 thousand, reflecting adjustments during the first quarter based on changes in required reserves.

14	Events after the balance sheet date

There have been no other events between March 31, 2022, and the approval of these interim financial statements by the Board of Directors that have had any material impact on the Company’s results for the three months ended March 31, 2022, or the value of the Company’s assets and liabilities as of March 31, 2022.